As filed with the Securities and Exchange Commission on June 21, 1999

                                                                Registration No.

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                               PRO NET LINK CORP.
             (Exact name of registrant as specified in its charter)


                      NEVADA                             88-0333454
          (State or other jurisdiction of             (I.R.S. Employer
          incorporation or organization)              Identification No.)


             645 FIFTH AVENUE, SUITE 303, NEW YORK, NEW YORK, 10022
                    (Address of principal executive offices)


Registrant's telephone number, including area code (212) 688-8838

Securities to be registered pursuant to Section 12(b) of the Act:  None

       Title of each class                Name of each exchange on which
       to be so registered                each class is to be registered
                N/A                                         N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share

                                (Title of class)

         Certain statements made in this registration statement are not based on historical facts, but are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect the reasonable judgment of Pro Net Link Corp. ("ProNetLink") with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1.  BUSINESS.

         INTRODUCTION

         By integrating the Internet's capability with the proprietary design and technology incorporated into its website, ProNetLink seeks to form an interactive worldwide business-to-business trading community. As the foundation of Internet technology grows around the world, ProNetLink believes the need for a singular hub of trade information and resources will become more critical. ProNetLink has designed its website, known as the Global Trade Internetwork, located on the Internet at www.ProNetLink.com, as an e-commerce portal that brings many global streams of international import/export information and tools together into one location. ProNetLink's website is designed to allow the trade professional, or even a trade beginner, to compete more efficiently on the global level. Through the Global Trade Internetwork, ProNetLink members can not only read about opportunities, but can also access the tools needed to complete a trade transaction.

         Importing and exporting is currently a multi-trillion dollar international industry and ProNetLink believes that in order for companies to remain competitive, they will have to expand into the global marketplace. ProNetLink has designed a website that uses the Internet to provide the tools and information that it feels is needed by these companies in order to effectively buy, sell and market their products on a worldwide basis.

         FORMATION

         ProNetLink was formed and began its operations on July 25, 1997 ("Inception") as Pro Net Link Corp., a Delaware corporation ("ProNet Delaware"). In September 1997, holders of the common stock of ProNet Delaware, together with certain promoters (the "Promoters"), acquired control of Prevention Productions Inc., a Nevada corporation ("Prevention Productions"), a publicly-held corporation with no material operations. The acquisition of control of Prevention Productions occurred through an exchange of securities whereby, following a 30 to 1 reverse stock split of the outstanding common stock of Prevention Productions (which left the shareholders of Prevention Productions with an aggregate of 249,500 shares), Prevention Productions acquired 100% of the outstanding capital stock of ProNet Delaware in exchange for 28,400,000 shares of common stock of Prevention Productions. Prevention Productions subsequently changed its name to "Pro Net Link Corp." and continued the operations of ProNetLink. The principal offices of ProNetLink are located at 645 Fifth Avenue, Suite 303, New York, New York 10022, and its phone number is (212) 688-8838.

         THE GLOBAL TRADE INTERNETWORK

         ProNetLink's Global Trade Internetwork website consists of three functional areas. The first is a customized portal page that gives members important trade information gathered from around the world about virtually any industry. The portal includes trade leads, business news and many other trade related data streams. The second is the trade directory and resource area where members can search the online directory of over 2.75 million companies from over 120 countries, find products or suppliers and then communicate with the companies online. The balance of this area features tools and resources that are needed to complete trade transactions such as shipping forms, insurance, compliance data, financial information, trade statistics, marketing tools, and e-commerce. The third area is the interactive broadcast facility which has been designed to enable members to view or participate in live cybercasts of key trade events from around the world and to retrieve such cybercasts from ProNetLink's archives on demand.

         ProNetLink believes that one of the major benefits of the Global Trade Internetwork is that it is a "multi-dimensional portal" rather than an industry specific "vertical portal", allowing an extensive array of businesses, from most countries, to get industry specific information. ProNetLink considers the Global Trade Internetwork to be a multi-dimensional portal that offers great depth to users because it represents a true online trade community by combining the features of an executive business club, a trade resource center and a broadcast network all in one easy-to-use website.

Portal Page

         ProNetLink.com provides a web portal page that is custom-defined by each member to parse through many resources for specific trade information. These online resources include trade leads, business news, world time, currency rates, commodity prices, stock markets, weather and discussion rooms. When a member first joins ProNetLink, the member is prompted to add key words that describe his or her product or service, the markets in which he or she works and to define other trade data he or she may be looking to have displayed on such member's personalized portal page. The ProNetLink.com portal program then searches all of the incoming data streams for matches to the member's requests and prints the results to the portal page. New information gets posted to the portal 24 hours a day. A member can opt to change, expand or limit the information he or she receives at any time. The portal allows members to be more efficient by reducing the number of hours they would have spent


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searching the Internet or other resources for the industry specific-information that they are looking for. The continuous usefulness of the portal also gives members a reason to return to the website on a regular basis throughout the day, which ProNetLink believes will result in a higher number of hits to the website, which, it believes should lead to an increase in advertising revenue by ProNetLink.

         In addition to member-generated data, such as information posted in a discussion room, ProNetLink.com provides its members with access to outside authorized data streams to the site from Dow Jones & Company, Reuters, Dun & Bradstreet Corporation, the Journal of Commerce, World Trade Magazine, The U.S. Department of Commerce, STAT-USA, and other resources from around the world.

Trade Directory and Resources Area

         ProNetLink has compiled an on-line directory that contains over 2.75 million companies from more that 120 countries. While most of such data was purchased from Dun & Bradstreet, additional listings have been generated directly from new ProNetLink members and associations. The directory contains manufacturers, producers, wholesalers, distributors, importers, exporters and service companies that include transportation, insurance, and banking. Members can search the directory by using either a simple or advanced search function in order to find sourcing opportunities and/or potential trading partners. A member seeking information from the directory is able to perform a search based on a number of different variables including: type of product or service; company name; country of origin; type of goods or Standard Industrial Classification Code.

         Once a member finds a company that it would like to do business with, or a company responds to a trade lead from the site, communication between the trading partners can occur from within the site. These online communications are private and can be encrypted by using special programs within the website. In addition, members can communicate in real time by using the "PNL Live!" instant chat system. Online forms which self-populate with the member's information are designed to reduce the time and expense of producing repetitive documents such as estimates, pro-forma invoices, shipping requests, and members can store their digital "paperwork" in an "online file cabinet" for future reference. These forms can be sent by email or Internet fax.

         Discussion rooms, instant chat features and bulletin boards are designed to support ProNetLink's Global Trade community. Members wishing to participate in discussions have a number of pre-defined rooms that they may enter, or they can start a new discussion at any time. ProNetLink also intends to produce special live cybercasts, discussions and chats that will feature noted guests from the world of global trade.


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Interactive Broadcast Facility

         ProNetLink.com's interactive broadcast facility is designed to enable members to view or participate in live cybercasts of key trade events from around the world and retrieve such cybercasts from ProNetLink's archives on demand. ProNetLink launched its interactive broadcast feature on April 21, 1999 with a live cybercast of events from the 1999 International Business Exposition (the "IBE") presented jointly with World Trade Magazine. While the IBE was held at the Jacob Javits Convention Center in New York City, ProNetLink members worldwide were able to view the event by just "tuning in" to www.pronetlink.com. Members were also able to submit questions via e-mail and have them answered by the guests on the show.

         Currently, programming is produced in rented facilities as needed. ProNetLink is planning to build a new broadcast studio in New York City in Fall 1999, where it anticipates producing trade specific programming for the Global Trade Internetwork, including trade news, special events, seminars and presentations as well as interviews. ProNetLink also plans on using local broadcast crews to bring special events from around the world to the ProNetLink.com. ProNetLink anticipates that all programming will be available for advertisers to sponsor and companies will also have the opportunity to purchase "infomercial" time on the website.

         ProNetLink continues to build the "global" portion of the website with marketing missions in various regions throughout the world. Currently, ProNetLink has opened sales and development offices in connection with local independent representative firms in Indonesia and Israel, and expects to expand elsewhere in Asia, the Middle East as well as Europe. As of June 9, 1999, ProNetLink was in negotiations with businesses and organizations in seven European markets to open sales and marketing offices, but no assurances can be given that such negotiations will result in definitive agreements. ProNetLink is also working directly with government representatives and Chambers of Commerce and Trade associations in several nations to increase the amount of information that resides directly on the ProNetLink site.

         SERVICES

         The ProNetLink business model is based on four primary anticipated revenue streams: membership fees, advertising, strategic alliance commissions and Internet broadcasting. Registration is free on the ProNetLink site for all businesses. Companies that take advantage of the free registration receive a full business listing in the global trade directory, a customized portal, an online product catalog page, free trade leads and full access to the entire site for 60 days. After the 60-day trial period, membership in the ProNetLink Global Trade Internetwork costs $29.95 per month. Certain areas of the website will remain free to all users in order to keep businesses that may not join right away interested in


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returning to the website. This may also help maintain the "community"
development of the website.

         ProNetLink offers a number of services and products online, some within its website and others through direct links to provider companies' websites. Some of these include: Aon Corporation (insurance services); United Parcel Service (document exchange and Internet shipping); Dun & Bradstreet Corporation (credit reports and data services); Dow Jones & Company (news data feed); AT&T Corporation (web hosting), AT&T's SecureBuy Service (e-commerce and business services); Reuters (news data feed); RealNetworks (cybercast software and show hosting); Amazon.Com (books and related products); Journal of Commerce (editorial, news and e-commerce); PIERS (statistical resources); Royal Impressions (on-line digital printing); World Trade Magazine (cybercast content); Unz & Co., Inc. (compliance information and forms); and The National Customs Brokers & Forwarders Association of America, Inc. (shipping resources). Additionally, Proxicom, Inc., Rare Medium Inc. and Comvision in New York City and Click Online in Tel Aviv have participated in the development of ProNetLink's Global Trade Internetwork technology.

         Prior to April 16, 1999 (the "Launch Date"), although fully operational, ProNetLink.com was in the development and testing stages of operation. As a result, ProNetLink has experienced limited revenue, operating losses, and generated negative operating cash flow since Inception. During the periods from Inception through June 30, 1998 and the nine months ended March 31, 1999, ProNetLink spent approximately $236,000 and $245,000, respectively, on website development. On the Launch Date, ProNetLink launched the current and most advanced operational version of its website. For the remainder of its current fiscal year and the six months thereafter, and for the foreseeable future, ProNetLink.com plans to continue to work aggressively with its website developers and strategic alliances to keep improving the quality and scope of the website while aggressively marketing its products and services, including the use of national television and radio commercials.

PERSONNEL

         ProNetLink currently employs eight full time employees and one full time consultant. It is anticipated that additional employees will be hired as the needs of the company require. ProNetLink plans on adding five additional full-time employees within the next three months, including a chief financial officer and other executive officers. In addition, ProNetLink uses third-party contractors to handle various ProNetLink needs, including operations in Asia and the Middle East. Additionally, there are approximately 12 developers working on ProNetLink.com in the United States and Israel. ProNetLink also relies on support from its strategic alliances, marketing consultants, public relations consultants, legal and accounting firms to provide manpower to the its business. ProNetLink management believes that its current personnel programs are the most economical way to manage the growth and business operations of ProNetLink. ProNetLink believes that its relationship


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with its employees is satisfactory. None of ProNetLink's employees are represented by a union.

COMPETITION

         The market for a worldwide on-line commerce website is relatively new, quickly evolving and subject to rapid change. There are few substantial barriers to entry, and ProNetLink expects to have additional competition from existing competitors and new entrants in the future. It is the belief of ProNetLink management, however, that ProNetLink.com represents the leading edge of the industry. While competition exists in the form of smaller and less advanced sites, ProNetLink believes that none deliver the reach and scope of ProNetLink's website.

         Currently the largest business-to-business website is VerticalNet.com. This site offers industry-specific vertical information and is comprised of mostly editorial information. ProNetLink believes that ProNetLink.com differs from VerticalNet.com in that ProNetLink's Global Trade Internetwork provides on-line tools required to process the trade-related information that is generated from within the website and to engage in the trade of products. ProNetLink.com is also a multi-dimensional portal allowing businesses to customize the website in a trade specific portal.

         ProNetLink.com is focused entirely on trade. ProNetLink believes that additional potentially competitive websites that exist on the Internet offer only portions of what is included in ProNetLink's website and are regional in design, while ProNetLink's website is global in design. Additionally, at this time there does not appear to be any competitive site broadcasting trade specific information on a regular basis.


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ITEM 2.  FINANCIAL INFORMATION.

                             SELECTED FINANCIAL DATA

         The following selected financial data has been extracted from the financial statements of ProNetLink for the nine months ended March 31, 1999 and 1998, from Inception through March 31, 1999 and for period from Inception through June 30, 1998 The statements of operations for the nine-month periods ended March 31, 1999 and 1998 and from Inception through March 31, 1999, are unaudited, but include all adjustments consisting only of normal recurring adjustments which in the opinion of ProNetLink's management are necessary for a fair presentation of the results of operations for the periods then ended. The results of operations for any interim period are not necessarily indicative of the results attained for a full fiscal year. This selected financial data should be read in conjunction with the Financial Statements of ProNetLink and the Notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere herein.

SUMMARY OPERATIONS DATA

                                                July 25, 1997
                              Nine Months        (Inception)
                                 Ended             through            July 25, 1997 (Inception)
                               March 31,          March 31,                    through
                                 1999               1998           March 31, 1999    June 30, 1998
                                ------             ------          --------------    -------------
Revenue                      $    13,199             --            $    13.199              --
Net Loss                       1,038,778          294,463            1,684,138          645,355
Net loss per share                  0.02             0.01                 0.05             0.02
Weighted Average Shares
Used in Computation           42,151,309       28,766,222           33,216,324       27,050,048


SUMMARY BALANCE SHEET DATA


                                            March 31, 1999            June 30, 1998
                                            --------------            -------------
Total Assets                                      $894,996                 $316,075
Current Assets                                     742,053                  270,139
Total Liabilities                                  144,515                  650,630
Current Liabilities                                144,515                  335,025
Long-term notes payable                                  -                  315,605
Working Capital (Deficiency)                     (597,538)                 (64,886)
Shareholders' Equity (Deficit)                     750,481                (334,555)


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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion should be read in conjunction with the Selected Financial Data above and the Financial Statements and Notes thereto contained elsewhere herein.

OVERVIEW

         ProNetLink is a development stage corporation with a limited operating history, formed in July 1997. ProNetLink has recently completed its development and testing stages of operations, having launched the current and most advanced operational version of its website, the Global Trade Internetwork. Operating expenses have increased significantly since Inception, reflecting the costs associated with the formation of ProNetLink, the building of operating infrastructure, product development, solicitation of new members and the promotion of product awareness.

         ProNetLink has a limited operating history on which to base an evaluation of its business and prospects. ProNetLink's prospects must be considered in light of the risks frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving technology industry. Certain risks for ProNetLink include, but are not limited to, having an unproven business model, capital requirements and growth management. To address these risks, ProNetLink must, among other things, increase its membership base, successfully continue to develop and execute its business and marketing plan, continue to expand and otherwise improve its website and increase the operating infrastructure. There can be no assurances that ProNetLink will be successful in addressing its risks, and the failure to do so could have a material adverse effect on ProNetLink's financial condition and results of operations. Since Inception, ProNetLink has incurred significant losses, and as of March 31, 1999, had a deficit accumulated during the development stage of approximately $1.7 million.

         ProNetLink believes that its success depends, in large part, on its ability to create market awareness and acceptance for its products, raise additional operating capital to grow operations, build technology and non-technology infrastructures and continue product research and development.


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RESULTS OF OPERATIONS

         Nine months ended March 31, 1999

         ProNetLink is a development stage enterprise, and accordingly, has engaged in limited revenue generating operations. ProNetLink generated revenue of $13,199 for the nine months ended March 31, 1999.

         Operating expenses during this period were $1,051,977 which consisted primarily of website development costs of $244,582, cost of commissions of $37,125 and selling, general and administrative expenses of $741,571. These expenses consisted primarily of marketing and promotional fees, professional fees, rent and other office-related expenses and payroll expenses.

         As a result of the forgoing, ProNetLink incurred a net loss in the nine months ended March 31, 1999 of $1,038,778. The loss is primarily attributable to the expenses incurred during the period in connection with the continued development of ProNetLink's business.


Period from Inception though June 30, 1998

         ProNetLink generated no revenue for the period from Inception through June 30, 1998. During such period ProNetLink had cost of website development of $235,988, cost of commissions of $112,400 and incurred selling, general and administrative expenses of $286,369. These expenses consisted primarily of marketing and promotional fees, professional fees, rent and other office-related expenses and payroll expenses.

         As a result, ProNetLink incurred a net loss in the period from Inception through June 30, 1998 of $645,355. The loss is primarily attributable to the expenses incurred during the period in connection with the development of ProNetLink's business.

LIQUIDITY AND CAPITAL RESOURCES

         ProNetLink's operations have required substantial capital investment for the design, development and marketing of ProNetLink's website. ProNetLink expects that it will continue to have substantial capital requirements in connection with the continued development, implementation and marketing of ProNetLink's products and services.

         ProNetLink has funded a substantial portion of these expenditures through the private sales of equity securities. From Inception through March 31, 1999, ProNetLink raised the net amount of approximately $2.7 million from private sales of Common Stock.


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         The substantial capital investment required to initiate ProNetLink's services and the funding of the Company's initial operations has resulted in negative cash flow since ProNetLink's inception. ProNetLink expects to continue to have negative cash flow throughout 1999 due to expansion activities associated with the development of the Company's markets. There can be no assurance that ProNetLink will attain break-even cash flow in subsequent periods. Until sufficient cash flow is generated, ProNetLink will be required to utilize its current and future capital resources to meet its cash flow requirements and may be required to issue additional debt and/or equity securities or through securing a bank credit facility.

RECENT ACCOUNTING PRONOUNCEMENTS

         In 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components, and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosure about products and services, geographic areas and major customers. SFAS No. 130 and SFAS No. 131 are effective for years beginning after December 15, 1997.

         In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pensions and other Postretirement Benefits", No. 133, "Accounting for Derivative Instruments and Hedging Activities" and No. 134, "Accounting for Mortgage-Banked Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise".

         None of the aforementioned standards will have any significant effect on the Company's financial position or results of operations.

YEAR 2000 ISSUE

         Many current installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. ProNetLink has reviewed its internal programs and has determined that all products and information/non-information technologies systems are year 2000 compliant, due in large part to the limited operating history of ProNetLink and the emphasis on compliance during the planning and


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development stages of ProNetLink. To date, ProNetLink has not incurred material cost, and furthermore believes that any future actions taken will not have a material effect on its operating results of financial condition. However, ProNetLink works with third parties, including its strategic alliance partners and vendors that use equipment and software that may not be Year 2000 compliant. Failure of such third parties' equipment or software to properly process dates for the year 2000 and thereafter could require ProNetLink to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the ProNetLink's business, results of operations and financial condition.


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

ITEM 3.     PROPERTIES.

         ProNetLink occupies approximately 3,650 square feet at 645 Fifth Avenue, Suite 303, New York, New York 10022 at a monthly rent of approximately $13,700. ProNetLink uses the space for administrative offices and as its corporate headquarters. ProNetLink believes that such space will provide it with adequate space for the foreseeable future.


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

         ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

                  The following table sets forth, as of June 28, 1999, certain information with respect to (i) those persons or groups known to ProNetLink to be the beneficial owners of more than five percent of the common stock of ProNetLink (the "Common Stock"), (ii) each of the directors of ProNetLink, (iii) ProNetLink's executive officers and (iv) all directors and executive officers of ProNetLink as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the Common Stock owned by them. As of June 18, 1999, there were 50,068,570 shares of Common Stock issued and outstanding.

                                                                                       Percent of
                                                        Number of Shares              Common Stock
Name of Beneficial Owner                               Beneficially Owned             Outstanding(1)
------------------------                               ------------------             -----------
Evelyne Collardeau                                        6,000,000(2)                     11.51%
Jean Pierre Collardeau                                   11,662,920(3)                     22.38%
David J. Walker                                              50,000(4)                         *
Glenn Zagoren                                             2,000,000(5)                      3.84%

All executive officers and directors                     13,712,920                        26.31%(5)
as a group (3 persons)

----------
                  *Less than 1%.

                  1 Calculated on a fully diluted basis assuming the exercise by Mr. Walker of all of his options to purchase 50,000 shares of Common Stock and by Mr. Zagoren of all of his options to purchase 2,000,000 shares of Common Stock.

                  2 Pursuant to a Shareholders Agreement among Jean Pierre Collardeau, Evelyne Collardeau, Thomas Collardeau, Alvina Collardeau and ProNetLink, dated June 23, 1998 (the "Lock-up Agreement"), Ms. Collardeau agreed that she would not sell any of her 6,000,000 shares of Common Stock in the public market until after June 23, 1999 (including 3,000,000 shares which were transferred to Ms. Collardeau by Alvina Collardeau). The Lock-up Agreement was amended to restrict the sale of the 6,000,000 shares owned by Mrs. Collardeau in the public market until at least June 23, 2000.

                  3 Pursuant to the Lock-up Agreement, Mr. Collardeau agreed that he would not sell 10,500,000 of his shares of Common Stock until after June 23, 1999 (including 3,000,000 shares which were transferred to Mr. Collardeau by Thomas Collardeau). The Lock-up Agreement was amended to restrict the sale of 10,500,000 shares owned by Mr. Collardeau in the public market until at least June 23, 2000.

                  4 Represents options to purchase 50,000 shares of Common Stock which are exercisable at approximately $0.27 per share.

                  5 Represents options to purchase 2,000,000 shares of Common Stock which are exercisable at (i) $0.25 per share for 500,000 shares and (ii) $0.33 per share for 1,500,000 shares.




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
         ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS.

         The Company's executive officers and directors and their ages as of May 14, 1999 are as follows:

      Name                          Age             Position
      ----                          ---             --------
Jean Pierre Collardeau              56         President, Treasurer and Director
David J. Walker                     45         Chief Operating Officer and Vice President of
                                               Operations
Glenn Zagoren                       45         Chairman of the Board of Directors

         Each director will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Each officer serves at the discretion of the Board of Directors.

         Jean Pierre Collardeau founded ProNetLink in July 1997. He has been President, Treasurer and a director of ProNetLink since its formation. Mr. Collardeau has been involved in international trade and finance for more than 30 years. For the 10 years preceding the founding of ProNetLink, Mr. Collardeau was a consultant, supervising commercial operations and foreign investments from the European Community to African developing countries and advising on government tenders and bids to major infrastructure projects funded by the World Bank in Washington, D.C. and the African Development Bank in Abidjan, Ivory Coast.

         David J. Walker has been the Chief Operating Officer and Vice President of Operations as of December 1998. Prior to working for ProNetLink, Mr. Walker served as Vice President of Operations, and then Vice President of Product Development for Unz & Co., a leading provider of import/export publications, software and international trade-related training programs for approximately 15 years. Mr. Walker, whose international trade experience began in 1980 when he served as export Manager of the Burroughs Corporation, has also served two terms as a member of the Department of Commerce is District Export Council in New Jersey both on the Executive Committee and as Chairman of the Education Committee. Mr. Walker earned a B.A. from Cornell University and a Masters Degree in International Business from Fairleigh Dickenson University.

         Glenn Zagoren has been a director of the Company since May 1998 and Chairman of ProNetLink's board of directors, a non-officer position, since April 1999. Mr. Zagoren is President of Zagoren-Zozzora, Inc. ("ZZI"), a strategic development and marketing company that has been working with ProNetLink since ProNetLink's Inception and has served as President of ZZI since 1979. Mr. Zagoren has been involved in international business development and marketing programs for over 20 years. He has produced marketing projects for the Principality of Monaco and the government of Israel as well as many global corporations including JBL/Harman International and Hachette Filipacchi. In 1984, Mr. Zagoren was named the "Billboard Magazine Trendsetter of the Year Award" for his involvement in the launch of CD technology. Mr. Zagoren currently serves on the board of directors of the Tribeca Performing Arts Center of Manhattan Community College.

ITEM 6.     EXECUTIVE COMPENSATION.


            For the period from Inception though June 30, 1998, no officer or director of ProNetLink, including its Chief Executive Officer, Jean Pierre Collardeau, received any compensation, including any deferred compensation, for services in any capacity to ProNetLink.


Compensation of Directors

         The Directors of the Company do not receive compensation for their services as directors but may be reimbursed for their reasonable expenses for attending Board meetings.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         As of December 15, 1998, pursuant to a Securities Exchange Agreement between ProNetLink and Jean Pierre Collardeau, the President of ProNetLink, ProNetLink issued shares of restricted Common Stock to Mr. Collardeau in exchange for the surrender to ProNetLink by Mr. Collardeau of a Promissory Note of ProNetLink in favor of Mr. Collardeau, which at such time had an outstanding principal balance plus interest of $232,584, at the exchange rate of five shares per dollar. This exchange rate was consistent with the price per share which ProNetLink offered investors under private placements of Common Stock in the same time period, and as well as the exchange rate pursuant to a Securities Exchange Agreement between ProNetLink and Micheline Baron, a non-affiliate, which was entered into contemporaneously with Mr. Collardeau's Securities Exchange Agreement.

         Glenn Zagoren, Chairman of the Board of Directors of ProNetLink, is president of ZZI, a strategic development and marketing company that has been working with ProNetLink since Inception. ZZI provides on-going marketing and business functions for ProNetLink including developing marketing plans, general business consultation, supervision of marketing tools and investigating and recommending strategic alliances and other business opportunities. The current consulting agreement which expires in February 2000, provides that ZZI is paid $10,000 per month from ProNetLink for its services. Additionally, in connection with the services rendered by Mr. Zagoren in his capacity as President of ZZI, he has received options to purchase 2,000,000 shares of Common Stock, (i) 500,000 of which are currently exercisable at $ 0.25 per share and (ii) 1,500,000 of which are currently exercisable at $0.33 per share.

ITEM 8.  LEGAL PROCEEDINGS.

         In June, 1998, the Securities and Exchange Commission (the "SEC") commenced an investigation of ProNetLink relating primarily to the alleged manipulation of the market for securities of ProNetLink, pursuant to a formal order issued by the SEC under the authority of Sections 20(a) and 21(a) of the Securities Exchange Act of 1934, as amended. Pursuant to that formal order, subpoenas for the production of books, papers, documents and other records were served on ProNetLink and on companies doing business with ProNetLink. ProNetLink complied with the subpoenas and all related requests of the SEC in June and July 1998, and has received no further inquiries from the SEC regarding this investigation. ProNetLink has no information as to the results, if any, of such investigation, whom the targets, if any, of such investigation were or may be, or what action, if any, the SEC may take pursuant to the investigation.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


         ProNetLink's Common Stock, par value $0.001, has been traded on the OTC Electronic Bulletin Board under the symbol "PNLK" since October 1997, and there are currently 23 market makers for the Common Stock.

         The following table sets forth the high and low sale prices of ProNetLink's Common Stock as reported on the OTC Bulletin Board. These price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Quarter Ended                High ($)           Low ($)
-------------                --------           -------
March 31, 1998               2.25               0.62
June 30, 1998                8.09               0.71
September 30, 1998           2.50               0.84
December 31, 1998            2.18               0.15

March 31, 1999               3.81               0.70


Number of Registered Holders

         The number of registered holders of ProNetLink's Common Stock as of May 14, 1999 was 163, and ProNetLink believes that there are a greater number of beneficial owners of its shares of Common Stock.

Dividends

         To date, ProNetLink has not declared or paid any cash dividends on its Common Stock. ProNetLink currently anticipates that it will retain all available funds for use in the operation and expansion of its business, and no cash dividends are expected to be paid on the Common Stock in the foreseeable future. Further, there can be no assurance that the operations of ProNetLink's business will generate the revenue and cash flow needed to declare cash dividends in the foreseeable future.

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES.


         In October and November 1997, ProNetLink issued a total of 7,500,000 shares of Common Stock in private placements to two foreign companies and three foreign individuals pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Act"). The aggregate consideration received by ProNetLink was $150,000

         In October, 1997, ProNetLink issued an aggregate of 1,700,000 shares of Common Stock in private placements to two foreign companies and one foreign individual pursuant to exemptions from registration pursuant to Section 4(2) under the Act. The aggregate consideration received by ProNetLink was $170,000.

         In September through October 1998, ProNetLink issued 4,210,000 shares of Common Stock in private placements to three foreign companies pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Act. The consideration received by ProNetLink was $842,000.

         As of December 1998, under a Securities Exchange Agreement between ProNetLink and Jean Pierre Collardeau, the President of ProNetLink, ProNetLink issued 1,162,920 shares of restricted Common Stock, pursuant to an exemption from registration under Section 3(a)(9) or 4(2) of the Act, to Mr. Collardeau in exchange for the surrender to ProNetLink by Mr. Collardeau of a Promissory Note of ProNetLink in favor of Mr. Collardeau, which at such time had an outstanding principal balance plus interest of $232,584.

         As of December 1998, under a Securities Exchange Agreement between ProNetLink and Micheline Baron, ProNetLink issued 1,056,150 shares of Common Stock, pursuant to an exemption from registration under Section 3(a)(9) or 4(2) of the Act, to Ms. Baron in exchange for the surrender to ProNetLink by Ms. Baron of a Promissory Note of ProNetLink in favor of Ms. Baron, which at such time had an outstanding principal balance plus interest of $211,230.

         In February 1999, ProNetLink issued 790,000 shares of Common Stock in private placements to one foreign individual pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Act. The consideration received by ProNetLink was $158,000.

         In February through April 1999, ProNetLink issued 5,000,000 shares of Common Stock in private placements to three foreign individuals and one foreign company pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by ProNetLink was $1,000,000.

ITEM 11.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.001 per share. As of June 18, 1999, there were 50,068,570 shares of Common Stock issued and outstanding.

         The following brief description of the Company's Common Stock does not purport to be complete and is subject in all respects to applicable Nevada law and to the provisions of the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles"), and Amended and Restated Bylaws, copies of which have been filed as exhibits to this registration statement.

         Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

         Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

         The Common Stock has no preemptive or conversion rights and is not subject to further call for assessments by the Company. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

         The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.


RESTRICTIONS ON BUSINESS COMBINATIONS AND CORPORATE CONTROL

         Chapter 78 of the General Corporation Laws of the State of Nevada (the "GCL") contains provisions restricting the ability of a corporation to engage in business combinations with an "interested shareholder." Under the GCL, except under certain circumstances, business combinations are not permitted for a period of three years following the date such shareholders became an interested shareholder. The GCL defines an "interested shareholder," generally, as a person who beneficially owns 10% or more of the outstanding shares of a corporation's voting stock.

         In addition, the GCL generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" (as defined in the GCL). "Control shares" are the voting shares of an issuing corporation acquired in connection with the acquisition of a "controlling interest." is defined in terms of threshold levels of voting share ownership, which, when crossed, trigger application of the voting bar with respect to the newly acquired shares. The GCL also permits directors to resist a change or potential change in control of the corporation if the directors determine that such a change is opposed to or not in the best interest of the corporation.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Sections 78.751 et seq. of the GCL allow a company to indemnify its officers, directors, employees and agents from any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee or agent acted in good faith and in a manner which such person believed to be in the best interests of ProNetLink. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit or proceeding does not exist.

         ProNetLink's Articles provide for indemnity for all persons whom ProNetLink may indemnify pursuant to the GCL. Under the Articles, directors of the Company have no personal liability for monetary damages for breach of a fiduciary duty, or failure to exercise any applicable standard of care, of a director, to the fullest extent permitted by the GCL.

         ProNetLink's By-laws provide that the ProNetLink is required, to the fullest extent authorized by the GCL to indemnify any and all directors and officers of ProNetLink. Under the By-laws, the personal liability of each of the directors of ProNetLink is limited to the fullest extent permitted by the GCL.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

          None.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS.

                              FINANCIAL STATEMENTS

         For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.

                                   SIGNATURES

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PRO NET LINK CORP.

                                       By: /s/ Jean Pierre Collardeau
                                           ------------------------------
                                           Jean Pierre Collardeau
                                           President, Treasurer and Secretary

                                           Dated: June 21, 1999

                                    Exhibits

Exhibit No.            Description
-----------            -----------

3.1               Amended and Restated Articles of Incorporation of ProNetLink

3.2               By-laws of the ProNetLink

10.1*             Material Agreements

27.1              Financial Data Schedule

----------------------------------------

*To be filed by amendment.

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)
                          INDEX TO FINANCIAL STATEMENTS

                                                                                            Page

  Report of Independent Certified Public Accountants                                          F-2

  Financial Statements

          Balance Sheets                                                                      F-3

          Statements of Operations                                                            F-4

          Shareholders' Equity                                                                F-5

          Statement of Cash Flows                                                             F-6

          Notes to Financial Statements                                               F-7 to F-10

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Pro Net Link Corp.
New York, New York

We have audited the accompanying balance sheet of Pro Net Link Corp. (A Development Stage Enterprise) as of June 30, 1998, and the related statements of operations, deficit in assets and cash flows for the period July 25, 1997 (inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro Net Link Corp. (A Development Stage Enterprise) as of June 30, 1998, and the results of its operations and its cash flows for the period July 25, 1997 (inception) through June 30, 1998, in conformity with generally accepted accounting principles.





                                        /s/ Feldman Sherb Ehrlich & Co., P.C.
                                        Feldman Sherb Ehrlich & Co., P.C.

New York, New York                      Certified Public Accountants
October 1,  1998

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)

                                 BALANCE SHEETS

                                     ASSETS

                                                                       March 31,          June 30,
                                                                        1999                1998
                                                                      -----------        ---------
                                                                      (Unaudited)
CURRENT ASSETS:

     Cash and cash equivalents                                        $   708,227        $ 258,139
     Loan receivable - shareholder                                         31,665               --
     Prepaid expenses                                                       2,161           12,000
                                                                      -----------        ---------
         TOTAL CURRENT ASSETS                                             742,053          270,139

FIXED ASSETS, net                                                         100,870           45,936

OTHER ASSETS                                                               52,073               --
                                                                      -----------        ---------
                                                                      $   894,996        $ 316,075
                                                                      ===========        =========


                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:

     Accounts payable and accrued expenses                            $    97,830        $ 111,525
     Deferred income                                                       46,685               --
     Demand loan, non interest bearing                                         --           23,500
     Notes Payable shareholders, current portion                               --          200,000
                                                                      -----------        ---------
         TOTAL  CURRENT LIABILITIES                                       144,515          335,025
                                                                      -----------        ---------

NOTES PAYABLE TO SHAREHOLDERS - non current portion                            --          315,605

SHAREHOLDERS' EQUITY:
     Common stock, .001 par value,
         150,000,000 shares authorized, 50,068,570 and
         37,849,500 shares issued and outstanding, respectively            50,069           37,850
     Additional paid in capital                                         2,684,545          272,950
     Deficit accumulated during the development stage                  (1,684,133)        (645,355)
     Stock subscriptions receivable                                      (300,000)              --
                                                                      -----------        ---------
         TOTAL  SHAREHOLDERS' EQUITY (DEFICIT)                            750,481         (334,555)
                                                                      -----------        ---------
                                                                      $   894,996        $ 316,075
                                                                      ===========        =========


                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)

                            STATEMENTS OF OPERATIONS


                                                                      From July 25,       From July 25,      From July 25,
                                                                    1997 (inception)    1997 (inception)   1997 (inception)
                                                Nine Months Ended       through             through           through
                                                 March 31, 1999      March 31, 1998      March 31, 1999      June 30, 1998
                                                -----------------   ---------------     ----------------   ---------------
                                                  (Unaudited)          (Unaudited)         (Unaudited)

REVENUE                                          $     13,199         $         --        $     13,199        $         --
                                                 ------------                             ------------
EXPENSES:
     Website development                              244,582              117,343             480,570             235,988
     Commission                                        37,125               33,333             149,525             112,400
     Selling, general and administrative              741,571              143,417           1,027,940             286,369
     Depreciation                                      11,972                  370              16,881               4,909
     Interest expense (net)                            16,727                   --              22,416               5,689
                                                 ------------         ------------        ------------        ------------
TOTAL EXPENSES                                      1,051,977              294,463           1,697,332             645,355
                                                 ------------         ------------        ------------        ------------
NET LOSS                                         $ (1,038,778)        $   (294,463)       $ (1,684,133)       $   (645,355)
                                                 ============         ============        ============        ============
BASIC LOSS PER SHARE OF COMMON STOCK             $      (0.02)        $      (0.01)       $      (0.05)       $      (0.02)
                                                 ============         ============        ============        ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING         42,151,309           28,766,222          33,216,324          27,050,048
                                                 ============         ============        ============        ============


                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)





                                                                 Additional                            Stock
                                          Common Stock            Paid-in          Accumulated     Subscriptions
                                      Shares         Amount       Capital            Deficit          Receivable          Total
                                    ----------       -------    -----------        -----------     --------------      -----------
Balance-June 30, 1997                       --            --             --                 --               --                 --
   Issuance and sale of stock       28,400,000       $28,400    $    (4,100)               $--               --        $    24,300
   Issuance of common stock for
       exchange                        249,500           250           (250)                --               --                 --
   Expenses pursuant to
       exchange of stock                    --            --        (33,500)                --               --            (33,500)
   Sale of stock                     9,200,000         9,200        310,800                 --               --            320,000

Net loss                                    --            --             --           (645,355)              --           (645,355)
                                    ----------       -------    -----------        -----------        ---------        -----------
Balance-June 30, 1998               37,849,500       $37,850    $   272,950        $  (645,355)              --        $  (334,555)
   Sale of stock                    12,219,070        12,219      2,411,595                 --               --          2,423,814
   Stock subscriptions receivable           --            --             --                 --         (300,000)          (300,000)
   Net loss                                 --            --             --         (1,038,778)              --         (1,038,778)
                                    ----------       -------    -----------        -----------        ---------        -----------
Balance-March 31, 1999 (Unaudited)  50,068,570       $50,069    $ 2,684,545        $(1,684,133)        (300,000)       $    750,481
                                    ==========       =======    ===========        ===========        =========        ===========


                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS



                                                                            Period from July 25,   Period from July 25,
                                                            Nine Months       1997 (inception)      1997 (inception)
                                                               Ended              through              through
                                                          March 31, 1999       March 31, 1998       March 31, 1999
                                                            -----------          ---------           -----------
                                                            (Unaudited)         (Unaudited)          (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                    $(1,038,778)         $(294,463)          $(1,684,133)
     Adjustments to reconcile net loss to net cash
         used in  operating activities:

         Depreciation                                            11,972                370                16,881
         Amortization of deferred income                         (5,388)                --                (5,388)

     Changes in assets and liabilities:
         Increase in prepaid and other current assets             9,839            (23,037)               (2,161)
         Increase in other assets                                    --                 --                    --
         Increase (decrease) in accounts payable
           and accrued expenses                                 (13,695)           100,939                97,830
                                                            -----------          ---------           -----------
     NET CASH USED IN OPERATING ACTIVITIES                   (1,036,050)          (216,191)           (1,576,971)
                                                            -----------          ---------           -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase  of fixed assets                                  (66,906)            (8,960)             (117,751)
                                                            -----------          ---------           -----------
     CASH USED IN INVESTING ACTIVITIES                          (66,906)            (8,960)             (117,751)
                                                            -----------          ---------           -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Sale of  common stock                                    1,680,000            349,250             2,434,614
     Cost related to share exchange                                  --                 --                    --
     Proceeds from (repayment of) demand loan                   (23,500)            10,000                    --
     Borrowing from (repayment of) notes payable to
       Shareholders                                            (103,456)          (127,600)              (31,665)
                                                            -----------          ---------           -----------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                1,553,044            231,650             2,402,949
                                                            -----------          ---------           -----------
NET INCREASE  IN CASH AND CASH EQUIVALENTS                      450,088              6,499               708,227
CASH  AT BEGINNING OF THE YEAR                                  258,139                 --                    --
                                                            -----------          ---------           -----------
CASH  AT END OF THE PERIOD                                  $   708,227          $   6,499           $   708,227
                                                            ===========          =========           ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest                                 $     5,883          $      --           $     7,455
                                                            ===========          =========           ===========
     Issuance of stock for noncash transaction              $   443,814          $      --           $   452,314
                                                            ===========          =========           ===========

                                                     ,    Period from July 25,
                                                            1997 (inception)
                                                                   through
                                                              June 30, 1998
                                                                ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                        $(645,355)
     Adjustments to reconcile net loss to net cash
         used in  operating activities:

         Depreciation                                               4,909
         Amortization of deferred income                               --

     Changes in assets and liabilities:
         Increase in prepaid and other current assets             (12,000)
         Increase in other assets                                      --
         Increase (decrease) in accounts payable
           and accrued expenses                                   111,525
                                                                ---------
     NET CASH USED IN OPERATING ACTIVITIES                       (540,921)
                                                                ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase  of fixed assets                                    (50,845)
                                                                ---------
     CASH USED IN INVESTING ACTIVITIES                            (50,845)
                                                                ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Sale of  common stock                                        344,300
     Cost related to share exchange                               (33,500)
     Proceeds from (repayment of) demand loan                      23,500
     Borrowing from (repayment of) notes payable to
       Shareholders                                               515,605
                                                                ---------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                    849,905
                                                                ---------
NET INCREASE  IN CASH AND CASH EQUIVALENTS                        258,139
CASH  AT BEGINNING OF THE YEAR                                         --
                                                                ---------
CASH  AT END OF THE PERIOD                                      $ 258,139
                                                                =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest                                     $   1,572
                                                                =========
     Issuance of stock for noncash transaction                  $   8,500
                                                                =========



                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

1.      BASIS OF PRESENTATION AND ORGANIZATION

        Prevention Production Ltd. ("Prevention") is a Nevada chartered development stage corporation incorporated on March 1, 1995. Pro Net Link Corp. was incorporated on July 25, 1997 in the state of Delaware.

        In September, 1997, all of the outstanding 7,485,000 shares of common stock of Prevention were reverse split 1 for 30 into 249,500 shares of common stock.

        Immediately after the reverse split, Prevention acquired 100% of Pro Net Link Corp. by issuing 28,400,000 shares for all of the shares of Pro Net Link Corp and changed its name to Pro Net Link Corp.

        The exchange has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as recapitalization of Pro Net Link Corp., pursuant to which Pro Net Link Corp. is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Pro Net Link Corp. (The "Company").

        The Company is developing a website which gives access to an exclusive data base of information in order to efficiently seek and find companies, products and services. The data base includes manufacturers-producers, wholesalers-distributors, and importers-exporters, of goods and services including transportation, insurance, banking, etc., in countries throughout the world.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a. Property, Equipment and Depreciation: Property and equipment are stated at cost. Depreciation and amortization are provided on either the straight-line basis or accelerated methods over the estimated useful lives of the assets.

        b. Use of Estimates: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

        c. Development Costs: Costs related to the development of websites are charged to expense when incurred.

        d. Fair Value of Financial Instruments: The carrying amounts of certain financial instruments, including cash, payable, and short-term debt, approximated fair value as of June 30, 1998.

        e. Earnings Per Share: The Company has adopted the provisions of Financial Accounting Standard No. 128, "Earnings per share", which became effective for financial statements for fiscal years ending after December 15, 1997.

               Basic earnings per share are based on the weighted average number of common and common equivalent shares outstanding.

3.     PROPERTY AND EQUIPMENT

               Property and equipment consists of the following:


Furniture and Fixtures                     $  6,123
Office Equipment and Computer                44,722
                                           --------
                                             50,845
Less accumulated depreciation               (4,909)
                                           --------
                                           $ 45,936
                                           ========

4.       CONSULTING AGREEMENTS

        Corporate Finance Agreement: The Company entered into an agreement on March 12, 1998 with a corporate financial consultant. The term of the agreement is for two years subject to termination by either party upon 30 days written notice. The consultant is to be paid $50,000 payable as follows: $20,000 upon execution of the agreement; $5,000 paid on March 27, 1998, and the balance in twenty consecutive equal monthly payments of $1,250 commenced on July 1, 1998 and continuing until February 1, 2000.

        Marketing Agreement: The Company entered into a consulting agreement on February 18, 1998 for marketing and business consulting functions for a fee of $7,500 per month. The term of agreement is from February 15, 1998 to February 19, 1999.

5.      NOTES PAYABLE - SHAREHOLDERS

        Long-term debt consist of the following:

                 Note Payable bearing 8% interest per annum with
                 semiannual payments of $50,000                                       $   202,000
                 Note Payable bearing 8% interest per annum with
                 semiannual payments of $50,000                                           313,605
                                                                                      -----------
                                                                                          515,605
                 Less: Current maturities of long-term debt                              (200,000)
                                                                                      -----------
                                                                                      $   315,605
                                                                                      ===========

               Maturities of long-term debt are as follows:



Year ending June 30, 2000                         $202,000
                     2001                          113,605
                                                  --------
                                                  $315,605
                                                  ========

6.       TAXES ON INCOME

        As of June 30, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $645,000 expiring in 2013. The Company has established a valuation allowance equal to its deferred tax asset.

7.      SEC INVESTIGATION

        In June 1998, the Company was informed that the United States Securities and Exchange Commission (the "SEC") had commenced an investigation involving the Company. The SEC served subpoenas on the Company for the production of books, papers, documents and other records. The Company complied with the subpoenas in June and July. The Company has not received any further inquiries from the SEC regarding this investigation. The Company has no information as to the results, if any, of such investigation, whom the targets, if any, of such investigation may be, or what action, if any the SEC may take pursuant to the investigation.

8.      LINE OF CREDIT

        The Company has available a $500,000 line of credit expiring April 30, 1999, subject to renewal, at 1% over the bank base rate secured by a standby letter of credit.

9.      WEBSITE DEVELOPMENT AGREEMENT

        The Company entered into a Website development agreement on August 28, 1998 for the development and hosting of its website. The development part which will cost $67,510 is be paid as follows; $24,860 on commencement of project, $32,650 on project delivery and $10,000 ten days after project delivery. The hosting part will cost $27,000 upon activation of the website and $3,800 a month thereafter.

10.     COMMITMENTS AND CONTINGENCIES

        The Company leases its office facility under an operating sub lease at a monthly base rental $6,000 through August 31, 1998. On October 1, 1998 Company entered into an operating lease for $164,250 per annum as base rent. The term of lease will expire on July 31, 2003. It is the intention of the Company to continue subletting up to half of the space.

11.     SUBSEQUENT EVENTS

        a. In connection with a private placement offering in September 1998 the Company sold 4,210,000 shares of common stock at $.20 per share.

        b. On September 18, 1998, the Company amended its articles of incorporation to increase its authorized common shares to 150,000,000 and to authorize the issuance of 5,000,000 shares of preferred stock at $1.00 par value per share.

                                EXHIBIT INDEX
                                -------------


Exhibit No.            Description
-----------            -----------

3.1               Amended and Restated Articles of Incorporation of ProNetLink

3.2               By-laws of the ProNetLink

10.1*             Material Agreements

27.1              Financial Data Schedule

----------------------------------------

*To be filed by amendment.